Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 SHAREHOLDER NAMED IN 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Please see attachment.

5.	Number of shares/amount of stock acquired NOT DISCLOSED	6.	Percentage of issued class NOT DISCLOSED	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 27.5 PENCE EACH	10.	Date of transaction 23 AUGUST 2006	11.	Date company informed 29 AUGUST 2006

12.	Total holding following this notification 108,120,614 ORDINARY SHARES	13.	Total percentage holding of issued class following this notification 3.65%

14.	Any additional information	15.	Name of contact and telephone number for queries LUKE THOMAS 020 7111 7000

16.	Name of authorised company official responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 29 AUGUST 2006

REGISTER OF HOLDERS AND NUMBER OF SHARES HELD

ROYAL&SUN ALLIANCE	SEDOL: 0661689

As at 23 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 108,120,614 ORD GBP0.275 representing 3.65% of the issued share capital of 2,960,958,317 units.

Registered Holder	Account Designation	Holding

BANK OF IRELAND	426353	1,369,544
BANK OF NEW YORK		206,977
BARCLAYS CAPITAL NOMINEES LIMITED		15,975,400
BARCLAYS CAPITAL NOMINEES LIMITED		4,692,491
BARCLAYS CAPITAL NOMINEES LIMITED		13,810,000
Barclays Capital Securities Ltd.		99,650
Barclays Global Investors Canada		206,335
Barclays Trust Co & Others		34,181
Barclays Trust Co DMC69 C 000000000000000000		49,672
Barclays Trust Co R69 C 000000000000000000		73,430
CHASE NOMINEES LTD	16376	1,416,297
CHASE NOMINEES LTD	28270	954,460
Gerrard Nominees Limited	608459	400
Gerrard Nominees Limited	610720	4,500
Gerrard Nominees Limited	611717	7,272
Gerrard Nominees Limited	660302	14,030
Gerrard Nominees Limited	660632	4,000
Gerrard Nominees Limited	660851	20,000
Gerrard Nominees Limited	768557	45,000
Greig Middleton Nominees Limited (GM1)		614,193
Greig Middleton Nominees Ltd (GM3)	523475DN	500,000
INVESTORS BANK AND TRUST CO.		83,840
INVESTORS BANK AND TRUST CO.		736,092
INVESTORS BANK AND TRUST CO.		8,350,960
INVESTORS BANK AND TRUST CO.		901,669
INVESTORS BANK AND TRUST CO.		202,864
INVESTORS BANK AND TRUST CO.		92,138
INVESTORS BANK AND TRUST CO.		500,865
INVESTORS BANK AND TRUST CO.		2,984,167
INVESTORS BANK AND TRUST CO.		269,504
INVESTORS BANK AND TRUST CO.		45,230
INVESTORS BANK AND TRUST CO.		14,157,758
INVESTORS BANK AND TRUST CO.		22,330
INVESTORS BANK AND TRUST CO.		318,535
JP MORGAN (BGI CUSTODY)	16331	735,188
JP MORGAN (BGI CUSTODY)	16338	174,441
JP MORGAN (BGI CUSTODY)	16341	1,570,269
JP MORGAN (BGI CUSTODY)	16342	368,203
JP MORGAN (BGI CUSTODY)	16400	22,248,489
JP MORGAN (BGI CUSTODY)	18409	2,233,552
JPMorgan Chase Bank		152,602
JPMorgan Chase Bank		25,523
JPMorgan Chase Bank		85,042
JPMorgan Chase Bank		394,690
JPMorgan Chase Bank		426,629
JPMorgan Chase Bank		290,401
JPMorgan Chase Bank		28,739
JPMorgan Chase Bank		1,596,608
JPMorgan Chase Bank		315,084
JPMorgan Chase Bank		30,331
JPMorgan Chase Bank		179,374
JPMorgan Chase Bank		17,404
JPMORGAN CHASE BANK		261,812
JPMORGAN CHASE BANK		96,816
Mellon Trust – US CUSTODIAN /		115,580
Mitsui Asset		49,027
R C Greig Nominees Limited		3,988,025
R C Greig Nominees Limited a/c AK1		1,045,858
R C Greig Nominees Limited a/c BL1		236,708
R C Greig Nominees Limited a/c CM1		108,421
R C Greig Nominees Limited GP1		670,764
R C Greig Nominees Limited SA1		321,104
STATE STREET BANK AND TRUST CO		1,755
STATE STREET BOSTON		1,514,977
Trust & Custody Services Bank		30,196
Trust & Custody Services Bank		3,478
ZEBAN NOMINEES LIMITED		39,740

Total		108,120,614